Exhibit 99.09

News release...
Date: 18 October 2007
Ref: PR561g
Rio Tinto receives all regulatory approvals for the Alcan Offer
All regulatory approvals required for the global closing of the proposed acquisition of Alcan by a subsidiary of Rio Tinto have now been received. The Offer is scheduled to expire at 6:00 p.m. Canadian Eastern Time on October 23, 2007, and Alcan Inc. shareholders are encouraged to tender their shares to the Offer as soon as possible.
Shareholders requiring assistance to tender their shares or who have questions regarding the Offer should contact their broker or Georgeson, the Information Agent for the Offer, at the following numbers:

North American toll free:	1 888 605 7629
European Union free call:	00 800 6540 6540
Australia free call:	1 800 216 071
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
About Alcan
Alcan Inc. (NYSE, TSX: AL) is a leading global materials company, delivering high quality products and services worldwide. With world-class technology and operations in bauxite mining, alumina processing, primary metal smelting, power generation, aluminum fabrication, engineered solutions as well as flexible and specialty packaging, today’s Alcan is well positioned to meet and exceed its customers’ needs. Alcan is represented by 68,000 employees, including its joint ventures, in 61 countries and regions, and posted revenues of US$23.6 billion in 2006. The Company has featured on the Dow Jones Sustainability Indexes consecutively since 2002. For more information, please visit: www.alcan.com.
Cont.../
Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
Registered Office: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

For further information, please contact:
Rio Tinto:

Media Relations, London	Media Relations, Australia
Christina Mills	Ian Head
Office: +44 (0) 20 8080 1306	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7825 275 605	Mobile: +61 (0) 408 360 101

Nick Cobban	Amanda Buckley
Office: +44 (0) 20 8080 1305	Office:+61 (0) 3 9283 3627
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 419 801 349

Investor Relations, London	Investor Relations, Australia
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227 365	Mobile: +61 (0) 408 335 309

David Ovington	Investor Relations, North America
Office: +44 (0) 20 7753 2326	Jason Combes
Mobile: +44 (0) 7920 010 978	Office: +1 (0) 801 685 4535
Mobile: +1 (0) 801 558 2645
Email: questions@riotinto.com
Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk
Alcan contact information:

Media Relations:	Investor Relations:

Anik Michaud	Ulf Quellmann
Tel.: +1-514-848-8151	Tel.: +1-514-848-8368
media.relations@alcan.com	investor.relations@alcan.com
Additional information
The offer to purchase all of the issued and outstanding common shares of Alcan for US$101 per common share in a recommended, all cash transaction (the “Offer”) is being made by Rio Tinto Canada Holding Inc. (the “Offeror”), an indirect wholly-owned subsidiary of Rio Tinto. The Offer represents a total consideration for Alcan common shares of approximately US$38.1 billion.
The Offer is open for acceptance until 6.00 p.m., Canadian Eastern Time, on October 23, 2007, unless extended. The Offer is subject to a number of conditions, including valid acceptances by holders of not less than 66 2/3 per cent of Alcan shares on a fully diluted basis.

This announcement is for information purposes only and does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The Offer (as the same may be varied or extended in accordance with applicable law) is being made exclusively by means of, and subject to the terms and conditions set out in, the offer and takeover bid circular delivered to Alcan and filed with Canadian provincial securities regulators and the United States Securities and Exchange Commission (the “SEC”) and mailed to Alcan shareholders.
The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.
In connection with the Offer, an offer and takeover bid circular as well as ancillary documents such as a letter of transmittal and a notice of guaranteed delivery have been filed with the Canadian securities regulatory authorities and the SEC and an Alcan directors’ circular with respect to the Offer has also been filed. A Tender Offer statement on Schedule TO (the “Schedule TO”) and a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) has also been filed with the SEC.
SHAREHOLDERS OF ALCAN ARE URGED TO READ THE OFFER AND TAKEOVER BID CIRCULAR (INCLUDING THE LETTER OF TRANSMITTAL AND NOTICE OF GUARANTEED DELIVERY), THE SCHEDULE TO (INCLUDING THE OFFER AND TAKEOVER BID CIRCULAR, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9 AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.
The offer and takeover bid circular as well as other materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. The Schedule TO and the Schedule 14D-9 are available electronically without charge at the SEC’s website, www.sec.gov. Materials filed with the SEC or the Canadian securities regulatory authorities may also be obtained without charge at Rio Tinto’s website, www.riotinto.com.
While the Offer is being made to all holders of Alcan common shares, this announcement does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer in any such jurisdiction.
The Offer is made to holders in France of Alcan common shares admitted to trading on Euronext-Paris. An announcement including the main information relating to the Offer documents has been prepared and released pursuant to article 231-24 of the AMF General Regulation and contains information relating to how and in which time limit Alcan shareholders residing in France can accept this Offer. The offer document and the announcement prepared pursuant to article 231-24 of the AMF General Regulation, as amended on 17 September 2007, are available free of charge to the holders of Alcan Shares registered with Euroclear France who request it from Citi France, Global Transaction Services, Operations department, 19 le Parvis la Défense 7, 92073 Paris la Défense. They are also available on the internet at the following address:
www.computershare.com/Rio-AlcanFrenchofferdocument.

The Offer is made to holders in Belgium of Alcan common shares and/or certificates admitted to trading on Euronext Brussels (the “IDRs”). A Belgian supplement, addressing issues specific to holders of Alcan common shares and/or IDRs in Belgium (the “Belgian Supplement”) was approved by the Belgian Banking, Finance and Insurance Commission (the “BFIC”) on 2 August 2007. A notice of extension of the Offer was approved by the BFIC on 18 September 2007. The offer document, the Belgian Supplement and the notice of extension are available free of charge to the investors in Belgium who request it from the Belgian branch of Citibank International plc, Department GTS Operations, 4th floor, boulevard Général Jacques 263G, 1050 Brussels. They are also available on the internet at the following address:
www.computershare.com/Rio-AlcanBelgianofferdocument